Exhibit 99.1

FERRARI RENEWS ITS COLLABORATION WITH BITDEFENDER

Maranello (Italy), October 20, 2025 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or “the Company”) announced today that its wholly-owned Italian subsidiary, Ferrari S.p.A., has renewed its multi-year partnership with Bitdefender, a global leader in cybersecurity.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977